UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON CAPITAL AND INTERIM DIVIDENDS

Telefônica Brasil S.A. – (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on December 19, 2019, deliberated the credit of Interest on Capital (“IOC”) and Interim Dividends, as described below:

I – IOC: in accordance with article 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM’s Instruction No. 683/2012, in the gross amount of R$ 350,000,000.00 (three hundred and fifty million reais), subject to withholding tax of 15%, resulting in a net amount of R$ 297,500,000.00 (two hundred and ninety-seven million, five hundred thousand reais), based on the net income presented on the financial statements of November 30, 2019. The value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.19437665576	0.02915649836	0.16522015740
Preferred shares (*)	0.21381432134	0.03207214820	0.18174217314

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Capital will be charged to the mandatory minimum dividend for the fiscal year of 2019, ad referendum of the General Shareholders’ Meeting to be held in 2020.

The credit of Interest on Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of December 30, 2019. After this date, the shares will be considered as “ex-Interest on Capital”. The payment of these proceeds will be carried out before the end of the fiscal year of 2020, in a date to be defined by the Company’s Board.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until January 6, 2020 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, s/n, Amarelo Velho Building, sub-solo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

The amounts of Interest on Capital per common and preferred share may suffer future adjustments until December 30, 2019, due to possible acquisitions of shares within the Program for the Buyback of Shares to be held in treasury for subsequent sale and/or cancellation.

II – Interim Dividends: in accordance with article 27 of the Company’s Bylaws and article 204 of Law 6,404/76, in the amount of R$ 1,000,000,000.00 (one billion reais), based on the net income presented on the financial statements of November 30, 2019. The value per share is described in the table below:

Class of Shares	Amount per Share (R$)
Common Shares	0.55536187362
Preferred Shares (*)	0.61089806098

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 27 of the Company’s Bylaws, such Interim Dividends will be charged to the mandatory minimum dividend for the fiscal year of 2019, ad referendum of the General Shareholders’ Meeting to be held in 2020.

The credit of the Interim Dividends will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of December 30, 2019. After this date, the shares will be considered as “ex-Dividends”. The payment of these proceeds will be carried out before the end of the fiscal year of 2020, in a date to be defined by the Company’s Board.

The amounts of Interim Dividends per common and preferred share may suffer future adjustments until December 30, 2019, due to possible acquisitions of shares within the Program for the Buyback of Shares to be held in treasury for subsequent sale and/or cancellation.

São Paulo, December 19, 2019.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 19, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director